October 20, 2023

Via EDGAR (form type label CORRESP)

Anuja A. Majmudar

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed February 1, 2023
File No. 333-82318

Dear Ms. Majmudar and Ms. Dorin:

By letter dated September 27, 2023, you provided comments on behalf of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report 2022 (the “Annual Report”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). On behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to your comments as indicated below. For your convenience, we have repeated your comments prior to our responses.

SEC Comment #1:

We note your response to prior comment 2 states that you did not identify any material indirect consequences of climate-related regulations or business trends to your business, financial condition or results of operations. Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items noted in our prior comment for which disclosure was not deemed necessary, including qualitative or quantitative support for such analysis and conclusion. For example, please explain how you determined that "physicians and end-users of [your] products primarily focus on other factors such as innovation to address unmet medical needs, efficacy, safety, and usability of such lifesaving medicines, rather than the climate impact of these products."

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not identified any material indirect consequences of climate-related regulations or business trends to the Company’s business, financial condition or results of operations. To reach this conclusion we have relied on our enterprise risk management process, which is owned by the Company’s Chief Financial Officer, but also involves the full Executive Management, the Board of Directors and the Audit Committee. The Company actively monitors and evaluates risks faced by its business and which, over the Company’s 100 years of experience in the field of diabetes care, has allowed it to develop a deep knowledge of patient and physician behavior and needs. The Company’s processes include the employment of inhouse anthropologists to interview patients, daily communication between the Company’s sales force and Healthcare Professionals (HCPs) and engagement of HCPs to act as advisors on the Company’s advisory boards.

In response to the Staff’s request for additional detail as to our consideration of each of the factors listed in the Staff’s prior comment #2, we note the following:

Decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

To date, the Company has not experienced any significant decrease in demand for products due to their greenhouse gas emissions arising from manufacturing or distribution but will continue to monitor such risk.

86% of the Company’s revenue in 2022 was related to the sale of life saving medicines within diabetes and hemophilia care. Patients within these disease areas will suffer life-threatening complications if they do not receive treatment. We therefore believe it is unlikely that the demand for such medicines will decrease, despite their related greenhouse gas emissions. 4% of the Company’s revenue in 2022 came from its endocrine business which is related to the absence of natural growth hormone in children. This disease is not life-threatening, but children that do not receive treatment will never reach normal stature, and as a result we also believe that it is unlikely that demand for such products will decrease due to the related greenhouse gas emissions.

10% of our revenue in 2022 was related to the sale of products for the treatment of obesity. Our obesity portfolio is a great example where physicians and users of our products primarily focus on factors such as innovation to address unmet medical needs, efficacy, safety and usability of medicines. The Company’s obesity product WegovyTM is currently the only approved obesity medicine which provides 17% - 18% weight reduction, only surpassed by gastric bypass procedures. At the same time the product provides a safe and well-tolerated profile. Finally, the patient only needs to administer the product once weekly. The combination of meeting an unmet need within obesity care and developing a product which is safe and user friendly, has led to an increase in the Company’s obesity portfolio sales of 157% in the first 6 months of 2023 compared to the same period in 2022, despite any greenhouse gas emissions associated with the product.

Increased demand for goods that result in lower emissions than competing products

The Company monitors top prescription drivers for our main products as well as patient perception of the Company vs competitors. Any major changes in patient preferences or prescription drivers, including climate related drivers, would be captured as part of this process. To date the Company has not noted an increased demand for goods that result in lower emissions than the Company’s products. However, we start to see that some countries include carbon footprint of pharmaceutical products as part of their evaluation criteria when issuing tenders. As a response to this development, the Company has calculated the carbon footprint for each of its products on a yearly dose basis to be able to respond to such tenders as well as to assist the Company in its efforts to decreasing the carbon footprint of each of its product.

Generally, patients who use pharmaceutical products have a product transition barrier, which means that if their disease is well controlled, they will generally be reluctant to swap to other pharmaceutical products. In addition, in 2015, Novo Nordisk made a commitment to The Climate Group and CDP joining RE100, alongside 165 other global companies, to reach the ambitious goal of using 100% renewable power in its production facilities. The Company was the first pharmaceutical company to have reached this goal in 2020 and is now moving towards net zero emissions across its entire value chain by 2045. Based on such initiatives, we believe that the risk of patients choosing competitors’ products over our own due to lower emissions is not material.

Increased competition to develop innovative new products that result in lower emissions

It is our assessment that competition within the pharmaceutical space is essentially driven by scientific developments, i.e. meeting unmet medical needs in a safe, effective and user friendly manner. That being said, we strive to be a sustainable business and integrate environmental considerations in everything we do. This is why we measure and report on our environmental performance as well as on our financial and social performance. Our supply chain accounts for the majority of our total CO2 emissions. Having achieved our goal of using 100% renewable power in our own production, we are striving to ensure our supply chain partners also use renewable power when producing for the Company and we expect that all our suppliers related to our production will use 100% renewable power by 2030.

Based on the Company’s many environmental initiatives, it is our assessment that the risk of competitors developing pharmaceutical products which result in significantly lower emissions than ours is not material.

Increased demand for generation and transmission of energy from alternative energy sources

The Company is not in the business of generation or transmission of energy from alternative energy sources. However the Company is taking active measures to facilitate sustainable energy, such as a USD 70 million investment in a 672-acre solar park installation which ensures 100% sustainable power to our US operations. Furthermore, the Company is heavily engaged in supporting other companies’ transition towards alternative energy sources. In addition to the initiatives explained immediately above, to collaborate with suppliers towards a target of a 100% renewable power usage, the Company has entered into an agreement with the Danish shipping company Maersk to transport its products using sustainable bio fuels. This agreement covers shipments representing an estimated 50% of sea-freight within our product distribution. The Company also partners with SkyNRG for the purchase of sustainable aviation fuel which can reduce CO2 emissions by up to 85% compared to conventional aviation fuel. The Company’s ambition is a reduction in CO2 emissions from product distribution via air freight of 27% by 2025. The Company has also partnered with European Energy for the supply of e-methanol, which is produced based on renewable energy, with the purpose of replacing fossil-based plastics used in insulin pens with an e-methanol based sustainable plastic.

Any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions

The Company is aware of the increased focus on climate change and mitigation activities of many of the Company’s stakeholders, including end-users, suppliers, customers, employees and public authorities, as well as the related reputational impact. The Company closely monitors reputational risks, including climate-related risks, which are assessed and ranked through our enterprise risk management process. Based on our enterprise risk management process and given our continued focus towards sustainability, as described above, we have concluded that none of the identified reputational risks related to operations or products that results greenhouse gas emissions are material.

The Company will continue to monitor the indirect consequences of climate-related regulation and business trends and will disclose any material consequences in future SEC filings in accordance with applicable requirements.

SEC Comment #2:

We note your response to prior comment 3 and re-issue it in part. Please tell us how you considered disclosure regarding the impact of water availability and quality in the manufacturing of your products, including your determination of materiality on your business and operations. In this regard, we note your CDP Water Security 2022 Report indicates that "[s]ufficient amounts of good quality freshwater are highly important for production...."

In addition, provide us with information quantifying all weather-related damages to your property and operations, and the cost of property insurance, for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes to the cost of insurance are expected in future periods.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that availability of high-quality water is essential for the production of diabetes and biopharmaceutical products and hence the Company’s operations. The production of Active Pharmaceutical Ingredients (API) is the step in the Company’s value chain that consumes the majority of the Company’s water usage. Our main production facilities, including API production facilities, are located in Denmark where the majority of the water used in production is extracted and which, according to the World Resource Institute, is a country with low water stress levels.

Water in Denmark is mainly extracted from underground, but the Company also uses surface water for the cooling of its production facilities. The Company has risk management processes in place to assess and mitigate risks related to water shortages. An example of the risk process is related to the surface water used in the cooling of production processes. The Company has concluded that the lake that currently supplies its production facility with surface water for cooling does not hold the water capacity needed to meet future up-scaling of the Company’s production capacity. Based on this conclusion, the Company has initiated an investment project to ensure sustainable extraction of water for cooling, which in the future will be extracted from the ocean instead of lakes.

The Company has production facilities in countries with higher water stress levels or high seasonal variations (France, Brazil, China, Iran and Algeria). These sites account in total for 13% of the water used in our global production. Risk assessment and mitigation plans are in place for each of these sites. An example of such mitigation plans is the establishment of local water collection facilities to ensure water availability in drought seasons.

The fact that 87% of our water consumption is in countries with low water stress level (mainly Denmark), and the fact that the remaining 13% which is consumed in areas with higher water stress levels is geographically diversified, has led us to conclude that the risk of a significant water shortage or inferior water quality is not material. Furthermore, the Company has to date not encountered water shortages or material issues with water quality at any of its production sites. We have therefore not included this risk in our 2022 Form 20-F.

In response to the Staff’s comment on weather-related damage to properties and operations, the Company respectfully advises the Staff that it has recognized weather-related damages to properties amounting to DKK 0.14 million in 2020, DKK 0.01 million in 2021 and DKK 0.03 million in 2022. Comparing these amounts to the overall operating profit of the Company for the same periods (DKK 54,126 million in 2020, DKK 58,644 million in 2021 and DKK 74,809 million in 2022), as well as the fact that the Company has not experienced any weather-related impact to its operations, we have concluded that weather-related damages have not been material to the Company during the reporting periods included in the Company’s 2022 Form 20-F. Furthermore, we advise the Staff that our insurance program is a combined program covering physical damages and business interruption (a PDBI program). It is thus not possible to split insurance cost for properties only, as requested by the Staff. The cost of the PDBI insurance program was DKK 37 million in 2020, DKK 42 million in 2021 and DKK 55 million in 2022. The program cost increase from 2021 to 2022 was due to an increase in business interruption coverage. We expect that the future insurance cost will follow overall market loss experience and inflation. The Company’s insurance cost is not deemed material compared to the operating profit results listed immediately above.

* * * * *

If you have any questions regarding this matter, please contact Trine Haastrup, Corporate Vice President of Corporate Accounting, at (+45) 3075 9551 or me at (+45) 3075 8611.

Sincerely,

/s/ Karsten Munk Knudsen

Karsten Munk Knudsen

Executive Vice President and Chief Financial Officer